Exhibit (a)(1)(H)

ZS PHARMA, INC.

Information about Stock Options, RSUs

And ESPP Shares

November 24, 2015

You are receiving this notice because you hold Stock Options, Restricted Stock Units (RSUs) and/or you are a participant in the current purchase period under our Employee Stock Purchase Plan (ESPP).

Below is a description of how your Options and RSUs and the ESPP will be treated in connection with the upcoming Merger. Please note that E*Trade has become our Equity record keeper. Please complete your account activation to view your equity holdings or if you would like to exercise your vested options.

Background

As you know, ZS Pharma (ZS) entered into a Merger Agreement with AstraZeneca (AZ) on November 5, 2015, pursuant to which AZ launched a cash tender offer to purchase all of ZS’s issued and outstanding common stock on November 18, 2015.

Following the consummation of the tender offer, if successful, a subsidiary of AZ will merge with and into ZS, with ZS continuing as the surviving corporation and an indirect wholly-owned subsidiary of AZ (the Merger).

PART I: STOCK OPTIONS

Cancellation and Cash Payments

Immediately prior to the closing of the Merger, each outstanding Option will be canceled and converted into a cash payment as described below.

You have two alternatives with respect to your Options. You may elect either to:

(1) Do nothing, and your outstanding Options (both vested and unvested) will be cancelled and converted automatically into a cash payment that will be paid no later than the end of the second payroll period after the Merger, as described in further detail below (Note that this is your only choice for unvested Options); or

(2) For vested options only, you may exercise your outstanding Options prior to the closing of the Merger and hold the shares until the Merger. In this case you will have to come up with the money to pay the exercise price of the Options, but, if the Options qualify as “incentive stock options” (ISOs) for tax purposes, you may be able to avoid paying certain payroll taxes with regard to some of the Options, as further explained below. Note that the cutoff date for exercising Options will be 5 days before the closing of the Merger.

If your employment or service with ZS terminates and the post-termination exercise period specified in your applicable option agreement expires before the Merger closes, your Options will expire and you won’t be entitled to the cash payment described below, unless you exercise your vested Options before the end of the exercise period and participate in the Merger as a shareholder.

If the Merger is not completed, your Options won’t be cancelled for the cash payment and instead will continue under their existing terms. However, if you exercise any vested Options, that exercise can’t be undone if the Merger doesn’t close.

More About Your Alternatives

Alternative One — Do Nothing and Receive Cash Payment

When the Merger closes, each of your Options, whether vested or unvested, that remains outstanding prior to the closing will be cancelled and converted automatically into a cash payment equal to:

(i) $90.00 (the per share consideration payable pursuant to the tender offer) minus the Option exercise price, multiplied by

(ii) the number of shares subject to your Option.

The cash payment will be paid to you no later than the end of the second payroll period commencing after the Merger, without interest and less any required withholding tax.

In all events, your Options will terminate at the closing of the Merger and you will have no further rights as an Option holder.

You do not need to exercise your Options or otherwise pay the exercise price of your Options to receive the cash payment. Any vested Options that you do not exercise and any unvested Options you hold will be automatically cancelled upon the closing of the Merger and you will receive the cash payment for such Options.

Alternative Two — Exercise Vested Options

Alternatively, you can exercise any of your vested Options no later than 5 days prior to the closing of the Merger (ZS will notify you when the trading window will open and how long that window will remain in effect). To exercise, you must complete an exercise notice and pay the exercise price and, if the Option is a nonqualified stock option, the applicable tax withholding (see below for information on the tax treatment of ISOs).

If you exercise your vested Options you will become the owner of the purchased shares. Like other shareholders of ZS, you have the right to tender these shares in accordance with the terms and conditions of the tender offer.

So, if you do choose to exercise your vested Options and tender them, the exercise must be early enough that you have sufficient time to comply with the tendering procedures.

If you exercise but don’t tender the shares you purchased, these shares will be automatically purchased when the Merger closes for the same $90.00 per share price.

For Members of the Executive Management Team Only: If you are a director or officer of ZS and subject to Section 16 of the Securities Exchange Act of 1934, as amended, with respect to your purchases and sales of shares, you should not tender these or any other shares you have received from exercise of your vested Options within the last six months, and should instead hold those shares until the Merger.

PART II: RESTRICTED STOCK UNITS (RSUs)

Cancellation and Cash Payments

Immediately prior to the closing of the Merger, each outstanding RSU will be canceled and converted into the right to receive a cash payment equal to $90.00 (which is the per share consideration payable pursuant to the tender offer).

If the Merger doesn’t close, your RSUs won’t be cancelled or be eligible for the cash payment and instead will continue under the existing terms.

The cash payment will be paid to you no later than the end of the second payroll period commencing after the Merger, without interest and less any required withholding tax.

In all events, your RSUs will terminate on the closing of the Merger and you will have no further rights as a RSU holder.

If your employment terminates prior to the closing of the Merger, your RSUs will expire and you won’t be entitled to the cash payment.

PART III: U.S. TAX IMPLICATIONS FOR STOCK OPTIONS AND RSUs

Your tax consequences with respect to the transactions described below may vary depending on your particular circumstances. The following is a general description of certain federal income tax consequences under the Internal Revenue Code, as currently in effect. Federal tax treatment may change should the Internal Revenue Code, Treasury regulations, administrative pronouncements or interpretations be amended, changed, or newly provided, possibly with retroactive effect. State, local and foreign tax treatment, which is not discussed below, may vary from such federal income tax treatment. Please note that this description is general in nature, that it may not apply to your particular situation, and that ZS is not in a position to assure you of any particular tax result.

We cannot and are not giving you tax advice and we strongly urge that you consult your own legal, tax and financial advisors concerning the applicable tax consequence to you in light of your particular situation, including consequences arising under the laws of the applicable taxing jurisdiction.

Stock Options

Cash Payment. If you receive a cash payment, you will recognize ordinary income in an amount equal to the payment when it is made. Such income will constitute wages and therefore be subject to applicable income and employment tax withholdings.

Option Exercise. If you exercise an ISO prior to the Merger, your receipt of the cash consideration with respect to the shares acquired upon such exercise in connection with the Merger will be a “disqualifying disposition” of those shares. Upon the disqualifying disposition, you generally will recognize ordinary income equal to the excess, if any, of the lesser of (i) the fair market value of the shares you acquired at the time you exercise the ISO, less the aggregate exercise price you paid, or (ii) the amount you realize for the shares, as applicable, less the aggregate exercise price you paid. Such income will not be subject to withholding of applicable U.S. federal and state income and employment tax withholdings.

This is the advantage of Alternative 2. However, such income will constitute wages and you will be responsible for paying the resulting applicable U.S. federal and state income taxes (but not employment taxes). Any additional gain or loss generally will be short-term capital gain or loss. Your applicable option agreement (and your information on E*Trade) will specify whether or not your Option is an ISO. Note that if (x) your Option is designated as an ISO and (y) more than $100,000 of the Option, based on the exercise price, may vest and first become exercisable in any one calendar year, then that portion of the Option in excess of such $100,000 limit will be a nonqualified stock option.

If you exercise nonqualified stock options, you will recognize ordinary income equal to the excess, if any, of (i) the fair market value of the shares acquired at the time of exercise over (ii) the aggregate exercise price you paid. Such income will constitute wages subject to applicable tax withholdings. Any additional gain or loss generally will be short-term capital gain or loss.

RSUs

You will recognize ordinary income in an amount equal to your cash payment at the time the payment is made. Such income will constitute wages and therefore be subject to applicable tax withholdings.

PART IV: EMPLOYEE STOCK PURCHASE PLAN (ESPP) SHARES

Please read this notice carefully, as it explains the effect of the Merger on your current participation in the ESPP.

Pursuant to the Merger Agreement, the current “purchase period” under the ESPP is the only one there will be, and no changes can be made to it going forward. The ESPP will terminate when the Merger closes. As a participant in the ESPP, you may not increase your current rate of payroll deductions or purchase elections from those in effect on November 5, 2015. The purchase price per share applicable to the purchase period in progress as of November 5, 2015 is $47.95. The purchase period in progress as of November 5, 2015 will continue in accordance with its terms, and options granted during this purchase period will be exercisable in accordance with the terms of the ESPP. The completion of the existing purchase period will occur on December 31, 2015 or such earlier date as may be specified by ZS to accommodate the appropriate treatment of shares in the Merger.

Upon completion of the existing purchase period, your accumulated payroll deductions will automatically be applied to purchase shares, unless you withdraw from the ESPP before that time. The maximum number of shares that you may purchase during the purchase period is 5,000 shares, and so any payroll deductions that would cause you to exceed this limit will be returned to you.

Upon consummation of the Merger, and provided that you continue to hold such shares at the time the Merger occurs, you will receive $90.00 in cash per share for your ESPP shares.

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Please submit any questions you have regarding this notice to Paul Arata or Mark Asbury.

Additional Information and Where to Find It

This communication is provided for informational purposes only. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the Offer to

Purchase, the Letter of Transmittal and other documents relating to the Offer) that Parent and Purchaser, a wholly-owned subsidiary of Parent, filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2015. In addition, ZS filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer on November 18, 2015. You are advised to read these documents, any amendments to these documents and any other documents relating to the Offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the Offer. You may obtain copies of these documents (and all other Offer documents filed with the SEC) at no charge on the SEC’s Web site: www.sec.gov.